UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

36Kr Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares $0.0001 par value per share

(Title of Class of Securities)

88429K 10 3**

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 88429K 10 3 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “KRKR.” One ADS represents twenty-five Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88429K 10 3	SCHEDULE 13G

1.	Names of Reporting Persons M36 Investment Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88429K 10 3	SCHEDULE 13G

1.	Names of Reporting Persons Shanghai Chuangji Investment Center (Limited Partnership)
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88429K 10 3	SCHEDULE 13G

1.	Names of Reporting Persons Shanghai Changchuang Investment Management Partnership (Limited Partnership)
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88429K 10 3	SCHEDULE 13G

1.	Names of Reporting Persons Shanghai Jingsheng Investment Management Co., Ltd.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88429K 10 3	SCHEDULE 13G

1.	Names of Reporting Persons David Su Tuong Sing
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3.	Sec Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88429K 10 3	SCHEDULE 13G

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on February 12, 2020 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2021:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

CUSIP No. 88429K 10 3	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

M36 INVESTMENT LIMITED

By:	/s/ David Su Tuong Sing
Name:	David Su Tuong Sing
Title:	Director

SHANGHAI CHUANGJI INVESTMENT CENTER (LIMITED PARTNERSHIP)

By:	Shanghai Changchuang Investment Management Partnership (Limited Partnership), its general partner

By:	Shanghai Jingsheng Investment Management Co., Ltd., its general partner

By:	/s/ David Su Tuong Sing
Name:	David Su Tuong Sing
Title:	Director

SHANGHAI CHANGCHUANG INVESTMENT MANAGEMENT PARTNERSHIP (LIMITED PARTNERSHIP)

By:	Shanghai Jingsheng Investment Management Co., Ltd., its general partner

By:	/s/ David Su Tuong Sing
Name:	David Su Tuong Sing
Title:	Director

SHANGHAI JINGSHENG INVESTMENT MANAGEMENT CO., LTD.

By:	/s/ David Su Tuong Sing
Name:	David Su Tuong Sing
Title:	Director

/s/ David Su Tuong Sing
DAVID SU TUONG SING